Rezolute, Inc.

201 Redwood Shores Parkway, Suite 315

Redwood City, CA 94065

November 7, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Jimmy McNamara

Re: Rezolute, Inc.

Registration Statement on Form S-3

File No. 333-268046

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 PM EST on November 9, 2022, or as soon thereafter as is practicable.

Very truly yours,

REZOLUTE, INC.

By:	/s/ Nevan Charles Elam
Name: Nevan Charles Elam
Title: Chief Executive Officer